SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement regarding letter of election relating to form of corporate communications, dated September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name: Richard R. Chang
Title: Chairman of the Board, President and Chief Executive Officer

Date: October 4, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement regarding letter of election relating to form of corporate communications, dated September 30, 2004.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT PURSUANT TO RULES 2.07A AND 2.07B

In accordance with Rules 2.07A and 2.07B of the Listing Rules, Semiconductor Manufacturing International Corporation (the “Company”) is making adequate arrangements to ascertain the members’ choices of receiving future Corporate Communications of the Company: (i) in printed form, in either English only, in Chinese only, or in both English and Chinese; or (ii) by electronic means through the Company’s website.

This announcement is made pursuant to Note (8) or Rule 2.07B of the Listing Rules.

INTRODUCTION

The Company is permitted by the Listing Rules to send or otherwise make available Corporate Communications to its shareholders either: (i) in printed form, in either English only, in Chinese only, or in both English and Chinese; or (ii) by electronic means through the Company’s website, provided that the Company has made adequate arrangements to ascertain the wishes of its shareholders.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B of the Listing Rules, the following arrangements will be made by the Company:

1.	The Company will send a letter on 30 September 2004 together with a pre-paid reply form (the “First Letter”), prepared in English and Chinese, to its members and securities holders to enable them to select to receive future Corporate Communications: (i) in printed form, in English only, in Chinese only, or in both English and Chinese; or (ii) by electronic means through the Company’s website. The First Letter will explain that if no reply is received from such members or securities holders by 31 October 2004 the following arrangements may apply, where applicable:

(a)	the printed Chinese version of Corporate Communications will be sent to all Hong Kong shareholders who are natural persons with a Chinese name; and

(b)	the English version of Corporate Communications will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder.

Members have the right at any time by reasonable notice to the Company to change the choice of language and the means of receipt of Corporate Communications.

2.	Shareholders who have selected to receive Corporate Communications in printed form may be sent the selected language version(s) of the Corporate Communications.

3.	When Corporate Communications are sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter (the “Second Letter”) together with a pre-paid request form (the “Change Request Form”), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out version of Corporate Communications stating that Corporate Communications prepared pursuant to any of the other language options will be available upon request.

4.	The First Letter and the Second Letter will mention that both languages of Corporate Communications will be available on the Company’s website and that the dial-up hotline service has been provided as mentioned in paragraphs 6 and 7 below respectively.

5.	With respect to members who choose to receive Corporate Communications by electronic means, members may choose

(i)	to rely on the copy of the notification of the publication of all Corporate Communications posted on the Company’s website in place of a printed copy of that notification; or

(ii)	to receive a printed copy of the above notification by post.

If for any reason, any of these shareholders has difficulty in receiving or gaining access to the Corporate Communications, or wishes to receive a printed version, he will promptly upon request to the Registrars be sent a printed version free of charge.

6.	Corporate Communications in both English and Chinese versions and in accessible format will be available on the Company’s website at www.smics.com and a soft copy of both languages of Corporate Communications will be filed with the Exchange as soon as practicable after the despatch of Corporate Communications to shareholders.

7.	The Company is providing a dial-up hotline service through its Registrars (tel: 2862 8555) to enable shareholders to make enquiry of the Company’s above proposed arrangements.

8.	The Company will endeavour to ensure that both the English and Chinese versions of Corporate Communications are consistent with each other. However, in the event of any inconsistency, the English version shall prevail. Further, while translation facilities may be made available at the Company’s general meetings, the official proceedings of such meetings, and the official terms of the resolutions, shall be in English only.

9.	The Company reserves the right to send its shareholders English or Chinese versions of Corporate Communications in addition to the default language or the language of such shareholder’s choice as referred to above and printed copies of Corporate Communications even if such shareholder has chosen to receive Corporate Communications by electronic means.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Corporate Communications”	documents required by the Company to be sent to its members, from time to time, as holder of the Company’s securities, including but not limited to some or all of the following documents:

(a) annual reports (including directors’ report, annual accounts, accountants’ reports and, where applicable, summary financial reports);

(b) interim reports and, where applicable, summary interim reports;

(c) notices of meeting (including annual general meetings and extraordinary general meetings);

(d) shareholders’ circulars;

1

(e) proxy forms for the purpose of meetings of the Company; and

(f) listing documents.

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Registrars”	Computershare Hong Kong Investor Services Limited

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai, Fang Yao (alternate director to Lai Xing Cai) and Sean Hunkler as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation

Richard R. Chang
Chairman

Shanghai, PRC

30 September 2004

*	for identification only.

2